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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

CompuCredit Corporation
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
20478N 10 0
(CUSIP Number)
March 13, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20478N 10 0

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	D. John Devaney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,186,449

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,186,449

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,186,449

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BR

CUSIP No.	20478N 10 0

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	United Capital Markets Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

CUSIP No.	20478N 10 0

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	United Capital Markets, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BR

CUSIP No.	20478N 10 0
PRELIMINARY NOTE: This Amendment No. 2 to the Schedule 13G filed on December 14, 2006, is being filed jointly on behalf of: (i) D. John Devaney; (ii) United Capital Markets Holdings, Inc.; and (iii) United Capital Markets, Inc. See Exhibit A.

Item 1. Issuer Information
(a)	Name of Issuer:

CompuCredit Corporation (“CompuCredit”)

(b)	Address of Issuer’s Principal Executive Offices:
245 Perimeter Center Parkway
Suite 600
Atlanta, GA 30346
Item 2. Reporting Persons Information

Item 2(a)	Item 2(b)	Item 2(c)
Name of Persons Filing	Address	Citizenship
D. John Devaney (“Devaney”)	240 Crandon Boulevard Suite 167 Key Biscayne, FL 33149	United States of America

United Capital Markets Holdings, Inc. (“UCMHI”)	240 Crandon Boulevard Suite 167 Key Biscayne, FL 33149	Incorporated in Florida

United Capital Markets, Inc. (“UCMI”)	240 Crandon Boulevard Suite 167 Key Biscayne, FL 33149	Incorporated in Florida
     Item 2(d) Title of Class of Securities:
Common Stock, no par value (“CompuCredit Common Stock”)
     Item 2(e) CUSIP Number: 20478N 10 0

CUSIP No.	20478N 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

☑	Broker or Dealer registered under Section 15 of the Act; Devaney and UCMI

☐	Bank as defined in Section 3(a)(6) of the Act;

☐	Insurance Company as defined in Section 3(a)(19) of the Act;

☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☑	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); UCMHI

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership

(a)	Amount Beneficially Owned:	Devaney is not the owner of record of any shares of CompuCredit. As of March 13, 2007: (i) Devaney may be deemed to be the beneficial owner of 189,449 issued and outstanding shares, and 997,000 shares which may be acquired upon exercise of options to purchase shares, of CompuCredit Common Stock that are owned by United Real Estate Ventures, Inc. (“UREVI”). Devaney is the sole shareholder of UREVI; and (iii) neither UCMI nor UCMHI was the owner of record or beneficial owner of any shares of CompuCredit.

(b)	Percent of Class:	2.1%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

Devaney	0
UCMHI	0
UCMI	0
(ii)	shared power to vote or to direct the vote:

CUSIP No.	20478N 10 0

Devaney	1,186,449
UCMHI	0
UCMI	0
(iii)	sole power to dispose or to direct the disposition of:

Devaney	0
UCMHI	0
UCMI	0
(iv)	shared power to dispose or to direct the disposition of:

Devaney	1,186,449
UCMHI	0
UCMI	0
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following X. As of March 13, 2007, none of the Reporting Persons remained the beneficial owner of more than 5% of CompuCredit Common Stock.
Item 6. Ownership of More that Five Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     See Item 4(a) above.
Item 8. Identification and Classification of Members of the Group
     The Reporting Persons are filing this Schedule as a “group” pursuant to Rules 13d-1(k)(1) and 13d-1(b). As required, attached is an exhibit listing the members of the group. The Reporting Persons are not, however, filing as part of a “group” as defined in Rule 13d-1(b)(ii)(J).
Item 9. Notice of Dissolution of Group
     Not applicable.

CUSIP No.	20478N 10 0
Item 10. Certification
     By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	20478N 10 0
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ D. John Devaney D. John Devaney

United Capital Markets Holdings, Inc.

By: Name:	/s/ D. John Devaney D. John Devaney
Title:	Chief Executive Officer

United Capital Markets, Inc.

By:	/s/ D. John Devaney

Name:	D. John Devaney
Title:	Chief Executive Officer

CUSIP No.	20478N 10 0
Exhibit A
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of CompuCredit Corporation and further agree that this Agreement shall be included as an Exhibit to such filings.
     The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that neither party is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.
     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed this 26 day of July, 2007.

/s/ D. John Devaney D. John Devaney

United Capital Markets Holdings, Inc.

By: Name:	/s/ D. John Devaney D. John Devaney
Title:	Chief Executive Officer

United Capital Markets, Inc.

By:	/s/ D. John Devaney

Name:	D. John Devaney
Title:	Chief Executive Officer